601 Lexington Avenue New York, New York 10022
(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

January 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	21st Century Oncology Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No. 333-170812-32

Dear Mr. Spirgel:

On behalf of our client 21st Century Oncology Holdings, Inc., a Delaware corporation (the “Company”), and in response to the December 28, 2015 comment letter to the Company from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), we hereby furnish the below information. The numbered paragraph below sets forth the Staff’s comments together with our responses.

Form 10-K

Cover Page and Available Information

1.                                      Staff’s comment:  It appears that you are a voluntary filer. If so, please check the “Yes” box indicating that you are not required to file reports pursuant to Section 13 or Section 15d of the Securities Exchange Act of 1934. In addition, please revise your disclosure elsewhere that incorrectly implies that you are subject to the reporting requirements of the federal securities laws (e.g. “Available Information” discussion).

Response:  In future filings, the Company will check the “Yes” box indicating that it is not required to file reports pursuant to Section 13 or Section 15d of the Securities Exchange Act of 1934.

In addition, the Company will revise its disclosure in future filings to clarify that the Company is not subject to the reporting requirements of the federal securities laws. In particular, the Company will include the following disclosure in future filings:

Available Information

We voluntarily file periodic reports and other information with the Securities and Exchange Commission (the “SEC”). Such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Our corporate website is www.21co.com and we make available copies of our filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports on our website, free of charge, under the heading “SEC Filings”, as soon as reasonably practicable after such material is filed or furnished to the SEC. The information contained on the website is not part of this Annual Report on Form 10-K and is not incorporated into this Annual Report on Form 10-K by reference.

*              *              *              *              *

In addition, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4807 or Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Brian Hecht
Brian Hecht

cc:	LeAnne M. Stewart
Kimberly J. Commins-Tzoumakas
21st Century Oncology Holdings, Inc.

Joshua N. Korff
Kirkland & Ellis LLP